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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______) *

Fonecash, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34460A109

(CUSIP Number)

162 M Homestead Street, Manchester, Connecticut 06040, (860) 805-0701

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 34460A109

(1)

Names of Reporting Persons.

Abraham Pierce

I.R.S. Identification Nos. of above persons (entities only).

N/A

(2)

Check the Appropriate Box if a Member of a Group

(a) [  ]

(b) [  ]

(3)

SEC Use Only

(4)

Source of Funds

OO, shares issued for services

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)  [   ]

(6)

Citizenship or Place of Organization

USA

Number of

(7)

Sole Voting Power

25,000,000

Shares Beneficially

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

(9)

Sole Dispositive Power

25,000,000

(10)

Shared Dispositive Power

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

25,000,000

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares                    [   ]

(13)

Percent of Class Represented by Amount in Row (11)

24.03%

(14)

Type of Reporting Person

IN

CUSIP No. 34460A109

Item 1. Security and Issuer

Common Stock,

Fonecash, Inc.

162 M Homestead Street,

Manchester, Connecticut 06040

(860) 805-0701

Item 2. Identity and Background

a)

Abraham Pierce

b)

162 M Homestead Street,

Manchester, Connecticut 06040

c)

Abraham Pierce is a freelance computer consultant and multimedia designer in the Greater Hartford, CT area.

d)

No disclosure necessary

e)

No disclosure necessary

f)

USA

Item 3. Source and Amount of Funds or Other Consideration

Services rendered to the corporation

Item 4. Purpose of Transaction

Remuneration for services rendered

Item 5. Interest in Securities of the Issuer

25,000,000 shares of common stock

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

CUSIP No. 34460A109

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 9, 2005

Signature:

/s/ Abraham Pierce

Abraham Pierce